UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

         _______________________________________________

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                         FTM MEDIA, INC.
                        (Name of Issuer)

             Common Stock, Par Value $.004 per share
                 (Title of Class of Securities)

                            457961100
                         (CUSIP Number)

                       Sumner M. Redstone
                    National Amusements, Inc.
                         200 Elm Street
                   Dedham, Massachusetts 02026
                    Telephone: (781) 461-1600

                         with a copy to:

                    Michael D. Fricklas, Esq.
                           Viacom Inc.
                          1515 Broadway
                    New York, New York 10036
                    Telephone: (212) 258-6000
             (Name, Address and Telephone Number of
    Person Authorized to Receive Notices and Communications)

                           May 4, 2000
     (Date of Event which Requires Filing of this Statement)


    _________________________________________________________

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /.

CUSIP No. 457961100

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                    SUMNER M. REDSTONE
                    S.S. No.
------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of Group (See
     Instructions)
/  / (a)
------------------------------------------------------------
/  / (b)
------------------------------------------------------------
(3)  SEC Use Only
------------------------------------------------------------
(4)  Sources of Funds (See Instructions)        N/A
------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
------------------------------------------------------------
(6)  Citizenship or Place of Organization
              United States
------------------------------------------------------------
Number of           (7)  Sole Voting Power
  Shares            ----------------------------------------
Beneficially        (8)  Shared Voting Power     5,519,775
 Owned by	    ----------------------------------------
   Each             (9)  Sole Dispositive Power
Reporting	    ----------------------------------------
  Person            (10) Shared Dispositive Power 1,500,000
  With
------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting
                    1,500,000
------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                         23.0%
------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
                            IN
------------------------------------------------------------

 CUSIP No.     457961100

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                    INFINITY MEDIA CORPORATION
                    I.R.S No.  13-2766282
------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of Group (See
     Instructions)
/  / (a)

------------------------------------------------------------
/  / (b)

------------------------------------------------------------
(3)  SEC Use Only
------------------------------------------------------------
(4)  Sources of Funds (See Instructions)          N/A
------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
------------------------------------------------------------
(6)  Citizenship or Place of Organization       Delaware
------------------------------------------------------------
Number of          (7)  Sole Voting Power
  Shares	    ---------------------------------------
Beneficially       (8)  Shared Voting Power    5,519,775
 Owned by	    ----------------------------------------
   Each            (9)  Sole Dispositive Power
Reporting	    ----------------------------------------
  Person          (10) Shared Dispositive Power  1,500,000
  With
------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting
                    1,500,000
------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                         23.0%
------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
                          CO
------------------------------------------------------------

Item 1.   Security and Issuer.

          The class of equity securities to which this Statement on Schedule 13D relates is Common Stock, $.004 par value per share (the "Common Shares"), of FTM Media Inc. (the "Issuer"), a Colorado corporation, with its principal executive office located at 6991 East Camelback Road, Suite D103, Scottsdale, Arizona 85251.


Item 2.     Identity and Background.

          This Statement is filed by Mr. Sumner M. Redstone, National Amusements, Inc. ("NAI"), NAIRI, Inc. ("NAIRI"), Viacom Inc. ("Viacom"), Westinghouse CBS Holding Company, Inc. ("W/CBS HCI") CBS Broadcasting Inc. ("CBSBI") Infinity Broadcasting Corporation ("IBC"), and Infinity Media Corporation ("IMC") (collectively, the "Reporting Persons").

          IMC, a Delaware corporation has its principal executive office at 40 West 57th Street, New York, New York 10019. IMC's principal businesses are radio broadcasting and outdoor advertising. 100% of the issued and outstanding stock of IMC is owned by IBC.

          IBC, a Delaware corporation, has its principal executive office at 40 West 57th Street, New York, New York 10019. IBC's principal businesses are radio broadcasting and outdoor advertising. Approximately 64% of the issued and outstanding stock of IBC is owned by CBSBI.

          CBSBI, a New York corporation, has its principal executive offices at 51 West 52nd Street, New York, New York 10019. CBSBI's principal businesses, the CBS television network, radio and television broadcasting, and outdoor advertising. 100% of the issued and outstanding stock of CBSBI is owned by W/CBS HCI.

          W/CBS HCI, a Delaware corporation, has its principal office at 51 West 52nd Street, New York, New York 10019. W/CBS HCI's principal business is cable television transmission and production services. 100% of the issued and outstanding stock of W/CBS HCI is owned by Viacom.

          Viacom, a Delaware corporation, has its principal executive offices at 1515 Broadway, New York, New York 10036 and is a diversified entertainment and communications company. At May 12, 2000, approximately 68% of Viacom's voting Class A Common Stock, par value $.01 per share, and approximately 13% (on a combined basis) of Viacom's Class A Common Stock and non-voting Class B Common Stock, par value $.01 per share, was owned by NAIRI.

          NAIRI, a Rhode Island corporation, has its principal office at 200 Elm Street, Dedham, Massachusetts 02026 and is a company owning and operating movie theaters in the United States whose main asset is its shares of Viacom Class A Common Stock and Class B Common Stock.

          NAI, a Maryland corporation, has its principal office at 200 Elm Street, Dedham, Massachusetts 02026. NAI's principal businesses are owning and operating movie theaters in the United States, United Kingdom and South America and holding the common stock of NAIRI. 66-2/3% of the issued and outstanding shares of capital stock of NAI are beneficially owned by Mr. Sumner M. Redstone, as trustee of a trust owning such shares.

          Sumner M. Redstone is an individual whose business address is c/o National Amusements, Inc., 200 Elm Street, Dedham, Massachusetts 02026. Mr. Redstone's principal occupation is Chairman of the Board and Chief Executive Officer of NAI, Chairman and President of NAIRI, and Chairman of the Board and Chief Executive Officer of Viacom Inc.

          The executive officers and directors of CBSBI, Viacom, NAIRI and NAI are set forth on Schedules I through VII attached hereto, containing the following information with respect to each such person:

          (a)  Name;

          (b)  Residence or business address; and

          (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

          During the last five years, neither of the Reporting Persons nor any person named in any of Schedules I through VII attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Except for Jan Leschly, who is a Danish citizen, all of the directors of IMC, IBC, CBSBI, W/CBS HCI, Viacom, NAIRI and
NAI, including Mr. Sumner M. Redstone, are citizens of the United
States.


Item 3.   Source and Amount of Funds or Other Consideration.

          The Issuer's Common Shares were acquired by the Reporting Persons, other than IMC, IBC, CBSBI and W/CBS HCI which previously owned the subject shares, pursuant to the merger of CBS Corporation ("CBS"), of which CBSBI and W/CBS HCI were, respectively, indirect and direct wholly owned subsidiaries, with and into Viacom on May 4, 2000. (IBC was a majority owned indirect subsidiary of CBS and IMC was and is a wholly owned subsidiary of IBC).

Item 4.   Purpose of Transaction.

          The Issuer's Common Shares were acquired by the Reporting Persons, other than IMC, IBC, CBSBI and W/CBS HCI which previously owned the subject shares, pursuant to the merger of CBS, of which CBSBI and W/CBS HCI were, respectively, indirect and direct wholly owned subsidiaries, with and into Viacom on May 4, 2000. (IBC was a majority owned indirect subsidiary of CBS and IMC was and is a wholly owned subsidiary of IBC). The Reporting Persons may, at any time and from time to time, purchase additional Common Shares of the Issuer and may dispose of any and all Common Shares of the Issuer held by them. Notwithstanding the foregoing, the Reporting Persons have no current plan or proposal which relates to, or would result in, any of the actions enumerated in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


Item 5.   Interest in Securities of the Issuer.

          (a) and (b) IMC is the direct owner of 1,500,000 Common Shares or approximately 23% of the Issuer's issued and outstanding shares (based on the number of Common Shares that were reported by the Issuer to be issued and outstanding as of December 31, 1999). IMC is a party to a Contribution Agreement dated March 31, 1999 with the Issuer and other shareholders of the Issuer pursuant to which (i) IMC is represented on the Issuer's Board of Directors and (ii) with respect to the election of certain directors of the Issuer, IMC may be deemed to have shared voting power with respect to 5,519,775 Common Shares or 84% of the Issuer's issued and outstanding Common Shares.

          The Reporting Persons expressly disclaim beneficial ownership of any Common Shares other than the 1,500,000
          Common Shares directly held by IMC.

          Each of IBC, CBSBI, W/CBS HCI, Viacom, NAIRI and NAI is currently the beneficial owner of, with shared dispositive and voting power, the Issuer's Common
          Shares owned by IMC.

          As a result of his stock ownership in NAI, Mr. Sumner
          M. Redstone is deemed the beneficial owner of 1,500,000 Common Shares or approximately 23% of the issued and outstanding Common Shares of the Issuer and 84% of the voting power (based on the number of Common Shares that were reported by the Issuer to be issued and outstanding as of December 31, 1999).

          (c) The Issuer's Common Shares were acquired by the Reporting Persons, other than IMC, IBC, CBSBI and W/CBS HCI which previously owned the subject shares, pursuant to the merger of CBS Corporation ("CBS"), of which CBSBI and W/CBS HCI were, respectively, indirect and direct wholly owned subsidiaries, with and into Viacom on May 4, 2000. (IBC was a majority owned indirect subsidiary of CBS and IMC was and is a wholly owned subsidiary of IBC).

          (d)  None.

          (e)  N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          None of the Reporting Persons have entered into, or amended any existing, agreement with respect to the Common Shares or other securities of the Issuer since the prior statement on
Schedule 13D, or amendment thereto, that was filed by certain of the Reporting Persons or any predecessor thereof. Viacom, as successor by merger to CBS, has assumed all rights and obligations of CBS.

                           Signatures


     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(f)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.



May 15, 2000                            /s/ Sumner M. Redstone
					-----------------------
                                        Sumner M. Redstone,
                                        Individually



                                   National Amusements, Inc.


                                   By:  /s/ Sumner M. Redstone
					----------------------
                                       Sumner M. Redstone,
                                        Chairman and Chief
					Executive Officer


                                   NAIRI, Inc.


                                   By:  /s/ Sumner M. Redstone
					------------------------
                                        Sumner M. Redstone,
                                        Chairman and President


                                   Viacom Inc.


                                   By:  /s/Michael D. Fricklas
					----------------------
                                        Michael D. Fricklas
                                        Senior Vice President,
                                        General Counsel and Secretary


                                   Westinghouse/CBS Holding
                                   Company, Inc.


                                   By:  /s/ Angeline C. Straka
					-----------------------
                                        Angeline C. Straka,
                                        Vice President and Secretary



                                   CBS Broadcasting Inc.


                                   By:  /s/ Angeline C. Straka
					----------------------
                                        Angeline C. Straka,
                                        Vice President and Secretary

                                   Infinity Broadcasting Corporation


                                   By:  /s/ Angeline C. Straka
					----------------------
                                        Angeline C. Straka
                                        Vice President and
                                        General Counsel


                                   Infinity Media Corporation


                                   By:  /s/ Angeline C. Straka
					------------------------
                                        Angeline C. Straka
                                        Vice President and
                                        General Counsel

                           SCHEDULE I

                   INFINITY MEDIA CORPORATION


---------------------------------------------------------------------
                          EXECUTIVE OFFICERS
---------------------------------------------------------------------
                                                    Name and Address
                                                   of Corporation or
              Business or          Principal       Other Organization
  Name     Residence Address      Occupation       in which Employed
                                 or Employment
---------------------------------------------------------------------
Mel        Viacom Inc.        President and       Chairman, President
Karmazin*  1515 Broadway      Chief Operating     and Chief Executive
           New York, NY       Officer Viacom      Officer of Infinity
           10036              Inc.                Broadcasting
                                                  Corporation
---------------------------------------------------------------------

Daniel R.  Infinity           Executive Vice
Mason      Broadcasting       President of
           Corp.              Infinity
           c/o First Media    Broadcasting Corp.
           Corporation        and President of
           10220 River Road   Infinity Radio
           Potomac, MD 20854  Group
---------------------------------------------------------------------

Farid      Infinity           Executive Vice
Suleman*   Broadcasting       President, Chief
           Corp.              Financial Officer
           40 W. 57th Street  and Treasurer of
           New York, NY       Infinity
           10019              Broadcasting Corp.
---------------------------------------------------------------------

*Also a director

                           SCHEDULE II

                INFINITY BROADCASTING CORPORATION

---------------------------------------------------------------------
                          EXECUTIVE OFFICERS
---------------------------------------------------------------------
                                                    Name and Address
                                                   of Corporation or
              Business or          Principal       Other Organization
  Name     Residence Address      Occupation       in which Employed
                                 or Employment
---------------------------------------------------------------------

Mel        Viacom Inc.        President and       Chairman, President
Karmazin*  1515 Broadway      Chief Operating     and Chief Executive
           New York, NY       Officer Viacom      Officer of Infinity
           10036              Inc.                Broadcasting
                                                  Corporation
---------------------------------------------------------------------

Louis J.   CBS Television     Executive Vice
Briskman   51 W. 52nd Street  President and
           New York, NY       General Counsel of
           10019              CBS Television
---------------------------------------------------------------------

Daniel R.  Infinity           Executive Vice
Mason      Broadcasting       President of
           Corp.              Infinity
           c/o First Media    Broadcasting Corp.
           Corporation        and President of
           10220 River Road   Infinity Radio
           Potomac, MD 20854  Group
---------------------------------------------------------------------

Fredric    Viacom Inc.        Executive Vice
G.         1515 Broadway      President and
Reynolds   New York, NY       Chief Financial
           10036              Officer of Viacom
                              Inc.

---------------------------------------------------------------------
Farid      Infinity           Executive Vice
Suleman*   Broadcasting       President, Chief
           Corp.              Financial Officer
           40 W. 57th Street  and Treasurer of
           New York, NY       Infinity
           10019              Broadcasting Corp.
---------------------------------------------------------------------

*Also a director

                           SCHEDULE II
                           (continued)
---------------------------------------------------------------------
                              DIRECTORS
---------------------------------------------------------------------

                                                    Name and Address
                                                   of Corporation or
              Business or          Principal       Other Organization
  Name     Residence Address      Occupation       in which Employed
                                 or Employment
---------------------------------------------------------------------

George H.  AKAMAI             Chairman and CEO
Conrades   Technologies       of AKAMAI
           201 Broadway       Technologies
           Cambridge, MA
           02139
---------------------------------------------------------------------

Bruce S.   Bell Atlantic      Group President,
Gordon     1095 Avenue of     Enterprise
           the Americas       Business of Bell
           New York, NY       Atlantic
           10036
---------------------------------------------------------------------

William    1702 E. Highland   Owner and an        Infinity Outdoor
S. Levine  Suite 310          Officer of          1702 E. Highland,
           Phoenix, AZ 85016  numerous privately- Suite 310
                              owned firms and     Phoenix, AZ 85016
                              Chairman of
                              Infinity Outdoor

---------------------------------------------------------------------

David T.    The Gallery        Chairman and Chief  Orion Safety
McLaughlin  46 Newport Road    Executive Officer   Products
            Suite 205          of Orion Safety     P.O. Box 1047
            New London, NH     Products            Easton, MD 21601
            03257

---------------------------------------------------------------------

Arturo R.  Infinity Outdoor   Chief Executive
Moreno     2502 North Black   Officer of
           Canyon Highway     Infinity Outdoor
           Phoenix, AZ 85009
---------------------------------------------------------------------
Sumner M.  Viacom Inc.        Chairman of the     National Amusements,
Redstone   1515 Broadway      Board and Chief     Inc.
           New York, NY       Executive Officer   200 Elm Street
           10036              of Viacom Inc.;     Dedham, MA  02026
                              Chairman of the
                              Board and Chief
                              Executive Officer
                              of National
                              Amusements, Inc.;
                              President and
                              Chief Executive
                              Officer of Viacom
                              International Inc.
---------------------------------------------------------------------

Jeffrey    Federated Direct   Chairman and Chief
Sherman    1000 Third Avenue  Executive
           New York, NY       Operating Officer
           10022              of Federated
                              Direct
---------------------------------------------------------------------

Robert D.  Cardinal Health,   Chairman and Chief
Walter     Inc.               Executive Officer
           7000 Cardinal      of Cardinal
           Place              Health, Inc.
           Dublin, OH 43017
---------------------------------------------------------------------

                          SCHEDULE III

                      CBS BROADCASTING INC.

--------------------------------------------------------------------
                          EXECUTIVE OFFICERS
--------------------------------------------------------------------
                                                    Name and Address
                                                   of Corporation or
              Business or          Principal       Other Organization
  Name     Residence Address      Occupation       in which Employed
                                 or Employment
--------------------------------------------------------------------

Mel        Viacom Inc.        President and       Infinity
Karmazin*  1515 Broadway      Chief Operating     Broadcasting
           New York, NY       Officer of Viacom   Corporation
           10036              Inc.; Chairman,     40 West 57th Street
                              President and       New York, NY 10019
                              Chief Executive
                              Officer of
                              Infinity
                              Broadcasting
                              Corporation
--------------------------------------------------------------------

Louis J.   CBS Broadcasting   Executive Vice
Briskman*  Inc.               President and
           51 W. 52nd Street  General Counsel of
           New York, NY       CBS Television
           10019
--------------------------------------------------------------------

Leslie     Viacom Inc.        President and       CBS Television
Moonves    7800 Beverly       Chief Executive     7800 Beverly Blvd.
           Blvd.              Officer of CBS      Los Angeles, CA
           Los Angeles, CA    Television          90036
           90036

--------------------------------------------------------------------

Fredric    Viacom Inc.        Executive Vice
G.         1515 Broadway      President and
Reynolds*  New York, NY       Chief Financial
           10036              Officer of Viacom
                              Inc.
--------------------------------------------------------------------

*Also a director

                           SCHEDULE IV

             WESTINGHOUSE CBS HOLDING COMPANY, INC.

--------------------------------------------------------------------
                          EXECUTIVE OFFICERS
--------------------------------------------------------------------

                                                    Name and Address
                                                   of Corporation or
              Business or          Principal       Other Organization
  Name     Residence Address      Occupation       in which Employed
                                 or Employment
--------------------------------------------------------------------

Mel        Viacom Inc.        President and       Infinity
Karmazin*  1515 Broadway      Chief Operating     Broadcasting
           New York, NY       Officer of Viacom   Corporation
           10036              Inc.; Chairman,     40 West 57th Street
                              President and       New York, NY 10019
                              Chief Executive
                              Officer of
                              Infinity
                              Broadcasting
                              Corporation
--------------------------------------------------------------------

Louis J.   CBS Broadcasting   Executive Vice
Briskman*  Inc.               President and
           51 W. 52nd Street  General Counsel of
           New York, NY       CBS Television
           10019
--------------------------------------------------------------------

Leslie     Viacom Inc.        President and       CBS Television
Moonves    7800 Beverly       Chief Executive     7800 Beverly Blvd.
           Blvd.              Officer of CBS      Los Angeles, CA
           Los Angeles, CA    Television          90036
           90036

--------------------------------------------------------------------

Fredric    Viacom Inc.        Executive Vice
G.         1515 Broadway      President and
Reynolds*  New York, NY       Chief Financial
           10036              Officer of Viacom
                              Inc.
--------------------------------------------------------------------

*Also a director

                           SCHEDULE V

                           VIACOM INC.

--------------------------------------------------------------------
                          EXECUTIVE OFFICERS
--------------------------------------------------------------------

                                                    Name and Address
                                                   of Corporation or
              Business or         Principal        Other Organization
  Name     Residence Address    Occupation or      in Which Employed
                                  Employment
--------------------------------------------------------------------

Sumner M.  Viacom Inc.        Chairman of the     National Amusements,
Redstone*  1515 Broadway      Board and Chief     Inc.
           New York, NY       Executive Officer   200 Elm Street
           10036              of Viacom Inc.;     Dedham, MA  02026
                              Chairman of the
                              Board and Chief
                              Executive Officer
                              of National
                              Amusements, Inc.;
                              President and
                              Chief Executive
                              Officer of Viacom
                              International Inc.
--------------------------------------------------------------------

Mel        Viacom Inc.        President and       Chairman, President
Karmazin*  1515 Broadway      Chief Operating     and Chief Executive
           New York, NY       Officer Viacom      Officer of Infinity
           10036              Inc. and Viacom     Broadcasting
                              International Inc.  Corporation
--------------------------------------------------------------------

Michael    Viacom Inc.        Sr. VP, General     Viacom
D.         1515 Broadway      Counsel and         International Inc.
Fricklas   New York, NY       Secretary of        1515 Broadway
           10036              Viacom Inc. and of  New York, NY  10036
                              Viacom
                              International Inc.
--------------------------------------------------------------------

Susan C.   Viacom Inc.        Vice President,     Viacom
Gordon     1515 Broadway      Controller, Chief   International
           New York, NY       Accounting Officer  Inc.
           10036              of Viacom Inc. and  1515 Broadway
                              Viacom              New York, NY 10036
                              International Inc.
--------------------------------------------------------------------

William    Viacom Inc.        Sr. VP, Human       Viacom
A. Roskin  1515 Broadway      Resources and       International Inc.
           New York, NY       Administration of   1515 Broadway
           10036              Viacom Inc. and     New York, NY  10036
                              Viacom
                              International Inc.
--------------------------------------------------------------------

Fredric    Viacom Inc.        Sr. VP, Chief       Viacom
Reynolds   1515 Broadway      Financial Officer   International Inc.
           New York, NY 10    of Viacom Inc. and  1515 Broadway
                              Viacom              New York, NY  10036
                              International Inc.
--------------------------------------------------------------------

*Also a Director

                           SCHEDULE V
                           (continued)

--------------------------------------------------------------------
                              DIRECTORS
--------------------------------------------------------------------

George S.   Winer & Abrams    Attorney             Winer & Abrams
Abrams      60 State Street                        60 State Street
            Boston, MA 02109                       Boston, MA  02109
--------------------------------------------------------------------
George H.   AKAMI             Chairman and Chief
Conrades    Technologies      Executive Officer
            201 Broadway      of
            Cambridge, MA     AKAMI Technologies
            02139
--------------------------------------------------------------------
Philippe    121 East 65th     Director of Viacom
P. Dauman   Street            Inc. and National
            New York, NY      Amusements, Inc.
            10021
--------------------------------------------------------------------
Thomas E.   243 Cleft Road    Director of Viacom
Dooley      Mill Neck, NY     Inc.
            11937
--------------------------------------------------------------------
William H.  UNCF              President and
Gray III    8260 Willow Oaks  Chief Executive
            Corporate Drive   Officer of The
            Fairfax, VA       College Fund/UNCF
            22031
--------------------------------------------------------------------
Jan         SmithKline        Chief Executive
Leschly     Beecham           (Retired) of
            P.O. Box 7929     SmithKline Beecham
            Philadelphia, PA
            19101
--------------------------------------------------------------------
David T.    Orion Safety      Chairman and Chief
McLaughlin  Products          Executive Officer
            P.O. Box 2047     of
            Easton, MD 21601  Orion Safety
                              Products
--------------------------------------------------------------------
Ken Miller  Credit Suisse     Vice Chairman of     Credit Suisse
            First Boston      C.S. First Boston    First Boston
            Corporation                            Corporation
            11 Madison                             11 Madison Avenue
            Avenue - 22nd                          22nd Floor
            Floor                                  New York, NY
            New York, NY                           10010
            10010
--------------------------------------------------------------------
Leslie      Viacom Inc.       President and        CBS Television
Moonves     1515 Broadway     Chief Executive      7800 Beverly Blvd.
            New York, NY      Officer of CBS       Los Angeles, CA
            10036             Television           90036

--------------------------------------------------------------------

Brent D.    c/o Showtime      Director of          National
Redstone    Networks Inc.     National             Amusements, Inc.
            1633 Broadway     Amusements, Inc.     200 Elm Street
            New York, NY                           Dedham, MA  02026
            10019
--------------------------------------------------------------------

Shari       National          President of         National
Redstone    Amusements, Inc.  National             Amusements, Inc.
            200 Elm Street    Amusements, Inc.     200 Elm Street
            Dedham, MA 02026                       Dedham, MA  02026
--------------------------------------------------------------------

Fredric V.  Bell Atlantic     Vice Chairman--      Bell Atlantic
Salerno     Corporation       Finance and          Corporation
            1095 Avenue of    Business             1095 Avenue of the
            the Americas      Development of       Americas
            New York, NY      Bell Atlantic        New York, NY
            10036                                  10036
--------------------------------------------------------------------

William     Yeshiva           VP for Academic      Yeshiva University
Schwartz    University        Affairs (chief       2495 Amsterdam
            2495 Amsterdam    academic officer)    Avenue
            Avenue            of Yeshiva           New York, NY
            New York, NY      University           10033
            10033

--------------------------------------------------------------------
Ivan        Bell Atlantic     Chairman of the      Bell Atlantic
Seidenberg  Corporation       Board and Chief      Corporation
            1095 Avenue of    Executive Officer    1095 Avenue of the
            the Americas      of Bell Atlantic     Americas
            New York, NY                           New York, NY
            10036                                  10036
--------------------------------------------------------------------

Patty       Bill and Melinda  Co-Chair and
Stonesifer  Gates             President of
            Foundation        Bill and Melinda
            1551 Eastlake     Gates Foundation
            Ave. East
            Seattle, WA
            98102
--------------------------------------------------------------------

Robert D.   Cardinal Health,  Chairman and Chief
Walter      Inc.              Executive Officer
            7000 Cardinal     of Cardinal
            Place             Health, Inc.
            Dublin, OH 43017
--------------------------------------------------------------------

                           SCHEDULE VI

                           NAIRI, INC.
--------------------------------------------------------------------
                          EXECUTIVE OFFICERS
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                                                    Name and Address
                                                    of Corporation or
              Business or          Principal       Other Organization
   Name    Residence Address      Occupation        in which Employed
                                 or Employment
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Sumner M.  Viacom Inc.        Chairman of the      National
Redstone*  1515 Broadway      Board of Viacom      Amusements, Inc.
           New York, NY       Inc.; Chairman of    200 Elm Street
           10036              the Board and Chief  Dedham, MA  02026
                              Executive Officer
                              of National
                              Amusements, Inc.;
                              Chairman and
                              President of NAIRI,
                              Inc.
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Shari      National           President of         National
Redstone*  Amusements, Inc.   National             Amusements, Inc.
           200 Elm Street     Amusements, Inc.     200 Elm Street
           Dedham, MA  02026  and Executive Vice   Dedham, MA  02026
                              President of NAIRI,
                              Inc.
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Jerome     National           Vice President and   National
Magner     Amusements, Inc.   Treasurer of         Amusements, Inc.
           200 Elm Street     National             200 Elm Street
           Dedham, MA  02026  Amusements, Inc.     Dedham, MA  02026
                              and NAIRI, Inc.

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Richard    National           Vice President of    National
Sherman    Amusements, Inc.   National             Amusements, Inc.
           200 Elm Street     Amusements, Inc.     200 Elm Street
           Dedham, MA  02026  and NAIRI, Inc.      Dedham, MA  02026
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*Also a Director

                          SCHEDULE VII

                    NATIONAL AMUSEMENTS, INC.

--------------------------------------------------------------------
                          EXECUTIVE OFFICERS
--------------------------------------------------------------------
                                                    Name and Address
                                                    of Corporation or
              Business or          Principal       Other Organization
   Name    Residence Address      Occupation        in which Employed
                                 or Employment
--------------------------------------------------------------------

Sumner M.  Viacom Inc.        Chairman of the      National
Redstone*  1515 Broadway      Board of Viacom      Amusements, Inc.
           New York, NY       Inc.; Chairman of    200 Elm Street
           l0036              the Board and Chief  Dedham, MA  02026
                              Executive Officer
                              of National
                              Amusements, Inc.;
                              Chairman and
                              President of NAIRI,
                              Inc.
--------------------------------------------------------------------

Shari      National           President of         National
Redstone*  Amusements, Inc.   National             Amusements, Inc.
           200 Elm Street     Amusements, Inc.     200 Elm Street
           Dedham, MA  02026  and Executive Vice   Dedham, MA  02026
                              President of NAIRI,
                              Inc.

--------------------------------------------------------------------

Jerome     National           VP and Treasurer of  National
Magner     Amusements, Inc.   National             Amusements, Inc.
           200 Elm Street     Amusements, Inc.,    200 Elm Street
           Dedham, MA  02026  and NAIRI, Inc.      Dedham, MA  02026
--------------------------------------------------------------------

Richard    National           Vice President of    National
Sherman    Amusements, Inc.   National             Amusements, Inc.
           200 Elm Street     Amusements, Inc.     200 Elm Street
           Dedham, MA  02026  and NAIRI, Inc.      Dedham, MA  02026
--------------------------------------------------------------------


*Also a Director




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                             DIRECTORS
--------------------------------------------------------------------

George S.  Winer & Abrams     Attorney             Winer & Abrams
Abrams     60 State Street                         60 State Street
           Boston, MA  02109                       Boston, MA  02109
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David      Lourie and Cutler  Attorney             Lourie and Cutler
Andelman   60 State Street                         60 State Street
           Boston, MA  02109                       Boston, MA  02109
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Philippe   Residence:         Director of
P. Dauman  121 East 65th      National
           Street             Amusements, Inc.
           New York, NY       and Viacom Inc.
           10021
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Brent D.   c/o Showtime       Director of          National
Redstone   Networks Inc.      National             Amusements, Inc.
           1633 Broadway      Amusements, Inc.     200 Elm Street
           New York, NY                            Dedham, MA  02026
           10019
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